SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 9, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following, which appear immediately following this page:
•	Cover Letters

•	Proxy Cards

•	Invitation to the Annual General Meeting of UBS AG

•	Review 2007

UBS AG
P.O. Box, CH-8098 Zurich
Tel. +41-44-234 11 11

Board of Directors

Tel. +41-44-236 67 69
Fax +41-44-235 82 20
sh-shareholder-services@ubs.com
31 March 2008
Annual General Meeting of UBS AG on 23 April 2008, 10.30 a.m.,
St. Jakobshalle, Brüglingerstrasse 21, Basel
Dear Shareholder
On behalf of our Board of Directors, we would like to advise you of the forthcoming Annual General Meeting of Shareholders. As we informed you earlier, you are listed in our share register as a shareholder without voting rights. You are therefore not entitled to represent your shares at the Annual General Meeting.
For your information we are sending you the agenda of the Meeting together with a copy of our Review 2007, which contains key information on UBS’s strategy and financials. The detailed reports Strategy, Performance and Responsibility, Risk, Treasury and Capital Management, Corporate Governance and Compensation, Financial Statements and the 2007 Form 20F (upon filing) can be requested using enclosure 1. They are also available on the internet at: www.ubs.com/investors.
Sincerely yours,
UBS AG

Marcel Ospel	Luzius Cameron
Chairman	Company Secretary

UBS AG
P.O. Box, CH-8098 Zurich
Tel. +41-44-234 11 11

Board of Directors

Tel. +41-44-236 67 69
Fax +41-44-235 82 20
sh-shareholder-services@ubs.com
31 March 2008
Annual General Meeting of UBS AG on 23 April 2008, 10.30 a.m.,
St. Jakobshalle, Brüglingerstrasse 21, Basel
Dear Shareholder
On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of Shareholders. Please find enclosed the agenda with explanations to the different items. If you plan to attend the Annual General Meeting in person or to appoint a proxy of your choice, we kindly ask you to return enclosure 2 to us, duly completed and signed, so that an admission card may be issued. Only registered shareholders who are entered in the share register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies.
We shall, however, be glad to represent your shares at the Annual General Meeting as a corporate proxy. If this is your preference, we invite you to fill out the form of proxy with your voting instructions and return it to us.
If you appoint us as proxy without expressly indicating how you wish your votes to be cast, your shares will be voted in accordance with the proposals of the Board of Directors.
We are pleased to enclose a copy of our Review 2007, which contains key information on UBS’s strategy and financials. The detailed reports Strategy, Performance and Responsibility, Risk, Treasury and Capital Management, Corporate Governance and Compensation, Financial Statements and the 2007 Form 20F (upon filing) can be requested using enclosure 1. They are also available on the internet at: www.ubs.com/investors.
Sincerely yours,
UBS AG

Marcel Ospel	Luzius Cameron
Chairman	Company Secretary

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.
Please mark your votes as indicated in this example	☒

					4. Elections

		FOR	AGAINST	ABSTAIN	4.1.	Re-election of Members of the Board of Directors 4.1.1. Marcel Ospel	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN

1.	Annual Report, Group and Parent Company Accounts for Financial Year 2007 Reports of the Group and Statutory Auditors	☐	☐	☐			☐	☐	☐		4.2.2. Potential Election of a New Board Member	☐	☐	☐

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
At the time of printing, the new member of the Board of Directors had not yet been nominated. His name can be obtained from 1 April 2008, 1.00 a.m. EDT by calling toll- free +1-866-541-9689 from the USA. In addition, his curriculum vitae can be found on the website www.ubs.com/agm.

2.	Appropriation of Results	☐	☐	☐		4.1.2. Peter Voser	☐	☐	☐

3.	Amendments to the Articles of Association	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN	4.3.	Re-election of the Auditors (Ernst & Young Ltd., Basel)	FOR	AGAINST	ABSTAIN
	3.1. Reduction of the Term of Office of Members of the Board of Directors from Three Years to One Year (Article 19 para. 1 of the Articles of Association)	☐	☐	☐		4.1.3. Lawrence A. Weinbach	☐	☐	☐			☐	☐	☐

		FOR	AGAINST	ABSTAIN	4.2.	Election of New Board Members	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
	3.2. References to Group Auditors (Articles 17 lit. b. 25 lit. c. 31 para. 1 and 2 and Title D of the Articles of Association)	☐	☐	☐		4.2.1. David Sidwell	☐	☐	☐	5.	Ordinary Capital Increase Rights Offering	☐	☐	☐

Dated:	, 2008

Signature

Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer’s title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person’s title and relationship to the partnership.

▲FOLD AND DETACH HERE▲

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week
Voting is available through 12:00 Noon Eastern Time April 17, 2008.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet http://www.proxyvoting.com/ubs Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	Telephone 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.	OR	Mail Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.

Dear Shareholder,

We would like to invite you to the Annual General Meeting of Shareholders to be held at St. Jakobshalle, Basel, on 23 April 2008, 10:30 a.m. (doors open 9:30 a.m.). Various items are proposed for approval at the meeting. The agenda and related information are included in the enclosed Invitation to the Annual General Meeting of Shareholders of UBS AG.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet or by marking your choices on this proxy card, and then signing, dating and mailing it in the enclosed return envelope. Using this method, you authorize UBS AG to vote your shares as you specify on the card.

Alternatively, if you are a registered shareholder, you may attend the meeting and vote in person, or you may appoint a proxy of your choosing to vote at the meeting for you. If you choose to attend the meeting, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. Please note that only registered shareholders who are entered in the register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies. Please direct your response, if by telephone, Internet or by mail no later than noon on April 17, 2008 to:

UBS AG

c/o BNY Mellon Shareowner Services, P.O. Box 3510, South Hackensack, NJ 07606-9210
If you are a beneficial shareholder (hold your shares through a broker or other financial intermediary) you must first register your shares to be eligible for the options discussed above.

Sincerely,
UBS AG

Voting instructions in case of ad-hoc motions

In case of ad-hoc motions during the Annual General Meeting. I/we authorize my/our proxy to act as follows:
☐ Vote in accordance with the Board of Directors
☐ Abstain

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲FOLD AND DETACH HERE▲

PRINT AUTHORIZATION	(THIS BOXED AREA DOES NOT PRINT)
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013

SIGNATURE:	DATE:	TIME:

☐ Mark this box if you would like the Proxy Card EDGARized: ☐ ASCII ☐ EDGAR II (HTML)
Registered Quantity (common)                        401k/ESOP/Plans                      Broker Quantity
Registered Quantity (preferred)                               Color Stripe                              Color Stripe

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.
Please mark your votes as indicated in this example	☒

					4. Elections
		FOR	AGAINST	ABSTAIN	4.1.	Re-election of Members of the Board of Directors 4.1.1. Marcel Ospel	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN

1.	Annual Report, Group and Parent Company Accounts for Financial Year 2007 Reports of the Group and Statutory Auditors	☐	☐	☐			☐	☐	☐		4.2.2. Potential Election of a New Board Member	☐	☐	☐

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
At the time of printing, the new member of the Board of Directors had not yet been nominated. His name can be obtained from 1 April 2008,1.00 a.m. EDT by calling toll-free +1-866-541-9689 from the USA. In addition, his curriculum vitae can be found on the website www.ubs.com/agm.

2.	Appropriation of Results	☐	☐	☐		4.1.2. Peter Voser	☐	☐	☐

3.	Amendments to the Articles of Association	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN	4.3.	Re-election of the Auditors (Ernst & Young Ltd., Basel)	FOR	AGAINST	ABSTAIN
	3.1. Reduction of the Term of Office of Members of the Board of Directors from Three Years to One Year (Article 19 para. 1 of the Articles of Association)	☐	☐	☐		4.1.3. Lawrence A. Weinbach	☐	☐	☐			☐	☐	☐

		FOR	AGAINST	ABSTAIN	4.2.	Election of New Board Members	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
	3.2. References to Group Auditors (Articles 17 lit. b, 25 lit. c, 31 para. 1 and 2 and Title D of the Articles of Association)	☐	☐	☐		4.2.1. David Sidwell	☐	☐	☐	5.	Ordinary Capital Increase Rights Offering	☐	☐	☐

Dated:	, 2008

Signature

Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer's title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person's title and relationship to the partnership.

▲FOLD AND DETACH HERE▲

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week
Voting is available through 12:00 Noon Eastern Time April 17, 2008.
Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

Internet http://www.proxyvoting.com/ubs-prssp Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	Telephone 1 -866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.	OR	Mail Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.

This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Annual General Meeting of UBS AG Confidential Voting Instruction

Dear participant of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan,

We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held at St. Jakobshalle, Basel, on 23 April 2008, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed package.

Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document and Trust) under the UBS Financial Services Inc. Puerto Rico Savings Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as a portion of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which it has received such instructions unless to do so would be inconsistent with the Trustee’s duties.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. Please direct your response, if by telephone, Internet or by mail no later than noon on April 17, 2008 to:

UBS AG
c/o BNY Mellon Shareowner Services
P.O. Box 3510
South Hackensack, NJ 07606-9210
Sincerely,
The Northern Trust Company

Voting instructions in case of ad-hoc motions

In case of ad-hoc motions during the Annual General Meeting. I/we authorize my/our proxy to act as follows:
☐ Vote in accordance with the Board of Directors
☐ Abstain

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲FOLD AND DETACH HERE▲

PRINT AUTHORIZATION	(THIS BOXED AREA DOES NOT PRINT)
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013

SIGNATURE:	DATE:	TIME:

☐ Mark this box if you would like the Proxy Card EDGARized: ☐ ASCII ☐ EDGAR II (HTML)
Registered Quantity (common)                            Color Stripe Orange

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.

Please mark your votes as indicated in this example	☒

					4.	Elections

		FOR	AGAINST	ABSTAIN	4.1.	Re-election of Members of the Board of Directors 4.1.1. Marcel Ospel	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN

1.	Annual Report, Group and Parent Company Accounts for Financial Year 2007 Reports of the Group and Statutory Auditors	☐	☐	☐			☐	☐	☐		4.2.2. Potential Election of a New Board Member	☐	☐	☐

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
At the time of printing, the new member of the Board of Directors had not yet been nominated. His name can be obtained from 1 April 2008, 1.00 a.m. EDT by calling toll- free +1-866-541-9689 from the USA. In addition, his curriculum vitae can be found on the website www.ubs.com/agm.

2.	Appropriation of Results	☐	☐	☐		4.1.2. Peter Voser	☐	☐	☐
3.	Amendments to the Articles of Association	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN	4.3.	Re-election of the Auditors (Ernst & Young Ltd., Basel)	FOR	AGAINST	ABSTAIN
	3.1. Reduction of the Term of Office of Members of the Board of Directors from Three Years to One Year (Article 19 para. 1 of the Articles of Association)	☐	☐	☐		4.1.3. Lawrence A. Weinbach	☐	☐	☐			☐	☐	☐

		FOR	AGAINST	ABSTAIN	4.2.	Election of New Board Members	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
	3.2. References to Group Auditors (Articles 17 lit. b, 25 lit. c, 31 para. 1and 2 and Title D of the Articles of Association)	☐	☐	☐		4.2.1. David Sidwell	☐	☐	☐	5.	Ordinary Capital Increase Rights Offering	☐	☐	☐

Dated:	, 2008

Signature

Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer’s title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person’s title and relationship to the partnership.

▲FOLD AND DETACH HERE▲

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week
Voting is available through 12:00 Noon Eastern Time April 17, 2008.
Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

Internet http://www.proxyvoting.com/ubs-sip Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	Telephone 1 -866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.	OR	Mail Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.

This Voting Instruction Card is requested by State Street, in conjunction with the Annual General Meeting of UBS AG Confidential Voting Instruction

Dear participant of the UBS Savings and Investment Plan,

We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held at St. Jakobshalle, Basel, on 23 April 2008, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed package.

Your vote is important. As a participant in the UBS Savings and Investment Plan, you have the opportunity to direct the Trustee how to vote shares allocated to your account under the Plan. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. If you do not direct the Trustee, the unvoted shares will be voted by the Trustee in the same proportion as those for which instructions have been received. Please direct your response, if by telephone, Internet or by mail no later than noon on April 17, 2008 to:

UBS AG
c/o BNY Mellon Shareowner Services
P.O. Box 3510
South Hackensack, NJ 07606-9210 Sincerely, State Street

Voting instructions in case of ad-hoc motions

In case of ad-hoc motions during the Annual General Meeting. I/we authorize my/our proxy to act as follows:
☐ Vote in accordance with the Board of Directors
☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲FOLD AND DETACH HERE▲

PRINT AUTHORIZATION	(THIS BOXED AREA DOES NOT PRINT)
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013

SIGNATURE:	DATE:	TIME:

☐ Mark this box if you would like the Proxy Card EDGARized: ☐ ASCII ☐ EDGAR II (HTML)
Registered Quantity (common)                            Color Stripe Green

If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors.

Please mark your votes as indicated in this example	☒

					4.	Elections
		FOR	AGAINST	ABSTAIN	4.1.	Re-election of Members of the Board of Directors 4.1.1. Marcel Ospel	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN

1.	Annual Report, Group and Parent Company Accounts for Financial Year 2007 Reports of the Group and Statutory Auditors	☐	☐	☐			☐	☐	☐		4.2.2. Potential Election of a New Board Member	☐	☐	☐

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
At the time of printing, the new member of the Board of Directors had not yet been nominated. His name can be obtained from 1 April 2008, 1.00 a.m. EDT by calling toll- free +1-866-541-9689 from the USA. In addition, his curriculum vitae can be found on the website www.ubs.com/agm.

2.	Appropriation of Results	☐	☐	☐		4.1.2. Peter Voser	☐	☐	☐			☐	☐	☐

3.	Amendments to the Articles of Association	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN	4.3.	Re-election of the Auditors (Ernst & Young Ltd., Basel)	FOR	AGAINST	ABSTAIN
	3.1. Reduction of the Term of Office of Members of the Board of Directors from Three Years to One Year (Article 19 para. 1 of the Articles of Association)	☐	☐	☐		4.1.3. Lawrence A. Weinbach	☐	☐	☐			☐	☐	☐

		FOR	AGAINST	ABSTAIN	4.2.	Election of New Board Members	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
	3.2. References to Group Auditors (Articles 17 lit. b, 25 lit. c, 31 para. 1and 2 and Title D of the Articles of Association)	☐	☐	☐		4.2.1. David Sidwell	☐	☐	☐	5.	Ordinary Capital Increase Rights Offering	☐	☐	☐

Dated:	, 2008

Signature

Signature if held jointly

NOTE: Please sign as name appears hereon. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer's title. Trustees, guardians, executors and administrators should sign in their official capacity giving their full title as such. A partnership should sign in the partnership name by an authorized person, stating such person's title and relationship to the partnership.

▲FOLD AND DETACH HERE▲

Vote by Internet, Telephone or Mail
24 Hours a Day, 7 Days a Week
Voting is available through 12:00 Noon Eastern Time April 17, 2008.
Your Internet or telephone vote instructs the Trustee how to vote your shares as if you marked, signed and returned your voting instruction card.

Internet http://www.proxyvoting.com/ubs-401k Use the internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	Telephone 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.	OR	Mail Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.

This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Annual General Meeting of UBS AG Confidential Voting Instruction

Dear participant of the UBS Financial Inc. 401 (k) Plus Plan,

We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held at St. Jakobshalle, Basel, on 23 April 2008, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed package.

Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. 401 (k) Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document and Trust) under the UBS Financial Services Inc. 401 (k) Plus Plan, you have the right to direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as a portion of any shares for which no timely voting instructions are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which is has received such instructions unless to do so would be inconsistent with the Trustee’s duties.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. Please direct your response, if by telephone, Internet or by mail no later than noon on April 17, 2008 to:

UBS AG
c/o BNY Mellon Shareowner Services
P.O. Box 3510
South Hackensack, NJ 07606-9210

Sincerely, The Northern Trust Company

Voting instructions in case of ad-hoc motions

In case of ad-hoc motions during the Annual General Meeting. I/we authorize my/our proxy to act as follows:
☐ Vote in accordance with the Board of Directors
☐ Abstain
If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors.

▲FOLD AND DETACH HERE▲

PRINT AUTHORIZATION	(THIS BOXED AREA DOES NOT PRINT)
To commence printing on this proxy card please sign, date and fax this card to: 212-691-9013

SIGNATURE:	DATE:	TIME:

☐ Mark this box if you would like the Proxy Card EDGARized: ☐ ASCII ☐ EDGAR II (HTML)
Registered Quantity (common)                            Color Stripe Blue

Annual General Meeting Of UBS AG on 23 April 2008

Request for Special Reports	Enclosure 1
Strategy, Performance and Responsibility 2007
(156 pages)
This provides a description of UBS, its strategy, organizational structure and financial performance for the last two years. It also discusses UBS’s standards for corporate behaviour and responsibility, outlines demographic trends in its workforce and describes how personnel are managed and developed.

☐	English	☐	German
Risk, Treasury and Capital Management 2007
(76 pages)
In addition to outlining the principles by which UBS manages and controls risk, this report provides an account of developments in credit risk, market risk, operational risk and treasury management during 2007. It also provides information on UBS shares.

☐	English	☐	German
Corporate Governance and Compensation Report 2007
(56 pages)
Extensive information on UBS’s governance arrangements is included in this report, which also explains how UBS manages its relationships with regulators and shareholders. Compensation of senior management and the Board of Directors (executive and non-executive members) is discussed here.

☐	English	☐	German
Financial Statements 2007
(168 pages)
This comprises the audited financial statements of UBS for 2007, 2006 and 2005, prepared according to the International Financial Reporting Standards (IFRS). It also includes the audited financial statements of UBS AG (the parent bank) for 2007 and 2006, prepared according to Swiss banking law. Additional disclosure required by Swiss and US regulations is included where appropriate.

☐	English	☐	German
2007 Form 20F (approx. 570 pages) containing the Strategy, Performance and Responsibility, the Risk, Treasury and Capital Management, the Corporate Governance and Compensation Report, the Financial Statements and additional information pursuant to the requirements of the US Securities and Exchange Commission. Available (upon filing) in:

☐	English

Please send the reports to:	Please send this questionnaire by mail to:

Name	BNY Mellon Shareowner Services
Monty Harry 480 Washington Boulevard
Address	Jersey City, NJ 07310

City/State

Postal code

Annual General Meeting Of UBS AG on 23 April 2008

Request for an Admission Card	Enclosure 2
Registered shareholder with voting rights
I/we request UBS AG to issue an admission card for the Annual General Meeting on 23 April 2008, made out to:

☐	my/our name	Family name

☐	my/our proxy	Given name

Address

City/State

Postal code

and to send it to:

☐	my/our address

☐	my/our proxy

Date	Signature

Please reply by 17 April 2008, 12 Noon Eastern Time

Invitation
to the Annual General Meeting
of UBS AG
Wednesday, 23 April 2008, 10:30 a.m.
(Doors open at 9:30 a.m.)
St. Jakobshalle
Brüglingerstrasse 21, Basel

Agenda
1.	Annual Report, Group and Parent Company Accounts for Financial Year 2007 Reports of the Group and Statutory Auditors

2.	Appropriation of Results

3.	Amendments to the Articles of Association
3.1.	Reduction of the Term of Office of Members of the Board of Directors from Three Years to One Year (Article 19 para. 1 of the Articles of Association)

3.2.	References to Group Auditors (Articles 17 lit. b, 25 lit. c, 31 para. 1 and 2 and Title D of the Articles of Association)
4.	Elections
4.1.	Re-election of Members of the Board of Directors
4.1.1.	Marcel Ospel

4.1.2.	Peter Voser

4.1.3.	Lawrence A. Weinbach
4.2.	Election of a New Member of the Board of Directors
4.2.1.	David Sidwell

4.2.2.	Potential Election of a New Board Member
4.3.	Re-election of the Auditors (Ernst & Young Ltd., Basel)
5.	Ordinary Capital Increase Rights Offering
Introduction
Requests for the Inclusion of Items on the Agenda
On 8 February 2008, UBS AG published a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamts-blatt), various Swiss and international newspapers as well as on its website at www.ubs.com/shareholder-meeting. Qualifying shareholders were invited to submit their requests for the inclusion of individual items on the agenda by 3 March 2008. On 25 February 2008, Profond Vorsorgeeinrichtung (“Profond”) submitted a request for an ordinary capital increase by means of a rights offering resulting in proceeds in the amount of approximately CHF 10 billion. No further requests were submitted.

Organizational Issues
Admission Cards for the Annual General Meeting
Shareholders recorded in the Share Register of UBS AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address until 17 April 2008: UBS AG, Shareholder Services, P.O. Box, CH-8098 Zurich.
Shareholders recorded in the Share Register in the United States of America may request their admission cards, in writing, at the following address until 17 April 2008: BNY Mellon Shareowner Services, Proxy Processing, P.O. Box 3510, S. Hackensack, NJ 07606-9210.
Previously issued admission cards will become invalid if the corresponding shares are sold prior to the Annual General Meeting. These cards will be recalled if the Share Register is informed of the sale.
Representation at the Annual General Meeting
Shareholders may be represented at the Annual General Meeting by their legal representative or, with a written proxy, by their custodial bank or by any other shareholder entitled to vote at the Annual General Meeting. In addition, every shareholder has the option of having his or her shares represented at the Annual General Meeting, free of charge, by:
–	UBS AG, P.O. Box, CH-8098 Zurich

as a corporate or custody proxy

–	Altorfer Duss & Beilstein AG

(Dr. Urs Zeltner, Attorney and Notary)

P.O. Box, CH-8010 Zurich

as an independent proxy.
Zurich and Basel, 31 March 2008
UBS AG
For the Board of Directors:
Marcel Ospel, Chairman

Annual General Meeting of UBS AG | 23 April 2008
Item 1
Annual Report, Group and Parent Company Accounts for Financial Year 2007 Reports of the Group and Statutory Auditors
A. Motion
The Board of Directors proposes that the Report on the Financial Year 2007 and the Group and Parent Company Accounts for 2007 be approved.
B. Explanations
The reports of the Board of Directors and the Group Executive Board on the financial year 2007 are contained in the “Financial Statements”. Additional information on the strategy, organization and activities of the Group and the Business Groups, as well as on risk management and control may be found in the respective reports (“Strategy, Performance and Responsibility Report” and “Risk, Treasury and Capital Management Report”). Information relating to corporate governance as required by the SWX Swiss Exchange Directive and the amended Swiss Code of Obligations (“CO”) can be found in the “Corporate Governance and Compensation Report 2007”. These reports are also available on the internet at www.ubs.com/investors. Shareholders registered in the Share Register in Switzerland will receive the respective reports as per their individual orders. Shareholders in the US who are registered with BNY Mellon Shareowner Services will receive a copy of the Review 2007, which contains the most important information relating to UBS’s performance in 2007.
     The Group income statement shows total operating income of CHF 31,980 million and total operating expenses of CHF 34,915 million, resulting in an operating loss from continuing operations before tax of CHF 2,935 million and a net loss attributable to UBS shareholders of CHF 4,384 million. The Financial Businesses (excluding Industrial Holdings) achieved a net loss attributable to UBS shareholders of CHF 4,970 million. Total consolidated assets decreased by CHF 73.8 billion to reach a new total of CHF 2,272.6 billion. Equity attributable to UBS shareholders totalled CHF 35.6 billion.
     Parent Company net loss was CHF 4,251 million. Total operating income of CHF 21,339 million and total operating expenses of CHF 18,696 million resulted in an operating profit of CHF 2,643 million. Depreciation, write-offs and provisions amounted to CHF 11,440 million and extraordinary income to CHF 4,665 million. Extraordinary expenses totalled CHF 4 million and taxes amounted to CHF 115 million.
     In their reports to the Annual General Meeting, Ernst & Young Ltd., as Group and Statutory Auditors, recommended without qualification that the Group and Parent Company Accounts be approved. The Group Auditors confirm that, in their opinion, the Group Financial Statements accurately reflect the consolidated financial position of UBS AG and the consolidated results of operations and cash flows, in conformity with the International Financial Reporting Standards (IFRS), and that they comply with Swiss law. With respect to the Parent Company, the Statutory Auditors confirm that the accounting records and financial statements and the proposal of the Board of Directors relating to the proposed appropriation of results comply with Swiss law and with the Articles of Association of UBS AG.
     As UBS AG has already informed, the Swiss Federal Banking Commission (“EBK”) has initiated an investigation into the effects of the US mortgage crisis on UBS AG, the root causes of UBS AG’s losses in this area, and what the appropriate corrective measures are. As a first step, UBS AG is required by the end of Q1 2008 to prepare a report providing a detailed analysis of the causes, as well as recommendations on how such events can be avoided in the future. In order to ensure objectivity, two law firms and an external auditing firm support the UBS AG internal working group responsible for the report.
     On 14 March 2008, Ethos, Swiss Foundation for Sustainable Development (“Ethos”), published a press release stating that they had agreed with UBS AG on the following procedure and accordingly will not pursue its request for a special audit raised at the Extraordinary General Meeting of 27 February 2008. On or around the date of the Annual General Meeting, UBS AG will provide its shareholders with a comprehensive summary of the report submitted to the EBK. UBS AG will keep shareholders informed on the further developments of the EBK investigation and will publish further reports on the results of such investigation (subject to EBK approval). UBS AG, together with Ethos, will appoint an independent expert who will on behalf of UBS’s shareholders review the complete reports and the summaries thereof and determine whether the shareholders receive fair summaries of the complete reports.
     Once the EBK investigation is closed, the Board of Directors will ask for discharge for the financial year 2007.
Item 2
Appropriation of Results
A. Motion
The Board of Directors proposes the following appropriation:

CHF million

Loss for the financial year 2007 as per the Parent Bank’s Income Statement	(4,251)

Appropriation to other reserves	(4,251)

Annual General Meeting of UBS AG | 23 April 2008
B. Explanations
The loss of the current year will be set-off against the other reserves.
     While the Board of Directors proposes no cash dividend for the financial year 2007, the Extraordinary General Meeting of 27 February 2008 authorized the Board of Directors to issue up to 103,7 million new shares to replace the cash dividend for the financial year 2007 with a stock dividend. The final exchange ratio for the entitlement to the stock dividend will be announced no later than at the Annual General Meeting.
Item 3
Amendments to the Articles of Association
3.1.	Reduction of the Term of Office of Members of the Board of Directors from Three Years to One Year (Article 19 para. 1 of the Articles of Association)
A. Motion
The Board of Directors proposes to reduce the term of office of the members of the Board of Directors from the current three years to one year and that Article 19 para. 1 of the Articles of Association be replaced by the following:

Current Version	Proposed New Version
Article 19 para. 1

[1] The term of office for members of the Board of Directors is three years, with the interval between two Annual General Meetings being deemed a year for this purpose. The initial term of office for each Director shall be fixed in such a way as to assure that about one third of all the members have to be newly elected or re-elected every year.
Article 19 para. 1 [1] The term of office for members of the Board of Directors is one year, with the interval between two Annual General Meetings being deemed a year for this purpose.
B. Explanations
The new term of office will apply to this year’s and all future elections and re-elections of the members of the Board of Directors. All current members of the Board of Directors can continue their three-year tenure; the one-year term will apply going forward once a particular member of the Board of Directors stands for re-election. As a result, by 2010 at the latest, the entire Board of Directors of UBS AG will be confirmed on a yearly basis by the Annual General Meeting.

3.2.	References to Group Auditors (Articles 17 lit. b, 25 lit. c, 31 para. 1 and 2 and Title D of the Articles of Association)
A. Motion
The Board of Directors proposes to delete all references to the Group Auditors and that Articles 17 lit. b, 25 lit. c, 31 para. 1 and 2, as well as Title D of the Articles of Association be replaced by the following:

Current Version	Proposed New Version

Article 17 lit. b	Article 17 lit. b
...	...

b) To elect the members of the Board of Directors, the Statutory Auditors and the Group Auditors	b) To elect the members of the Board of Directors and the Auditors
...	...

Article 25 lit. c	Article 25 lit. c
...	...

c) Consideration of reports prepared by the Statutory and Group Auditors concerning the annual financial statements.	c) Consideration of reports prepared by the Auditors concerning the annual financial statements.

Article 31 para. 1 and 2	Article 31 para. 1 and 2

[1] An auditing company is to be appointed as Statutory and Group Auditors.	[1] An auditing company subject to governmental supervision as required by law is to be appointed as Auditors.

[2] The shareholders in General Meeting shall elect the Statutory and Group Auditors for a term of one year. The rights and duties of the Statutory and Group Auditors are determined by the provisions of the law.
[2] The shareholders in the General Meeting shall elect the Auditors for a term of office of one year. The rights and duties of the Auditors are determined by the provisions of the law.

Title D	Title D

Corporate bodies	Corporate bodies
D. Statutory and Group Auditors	D. Auditors

B. Explanations
As of 1 January 2008, the Swiss Code of Obligations was partly amended. As part of this revision, the distinction between Statutory Auditors and Group Auditors was abolished. As from 1 January 2008, (i) the statutory financial statements of a Swiss corporation and (ii) the consolidated financial statements of the corporation and its subsidiaries need to be audited by one auditor. These amendments to the Articles of Association do not change anything in substance.

Annual General Meeting of UBS AG | 23 April 2008
Item 4
Elections
4.1. Re-election of Members of the Board of Directors
On the basis of the approval of Article 19 para. 1 of the Articles of Association as set forth in Agenda Item 3, the Board of Directors proposes that Marcel Ospel, Peter Voser and Lawrence A. Weinbach, each of whose term of office expires at the 2008 Annual General Meeting, be re-elected for a one-year term. If the shareholders should reject the proposed modification of Article 19 para. 1 of the Articles of Association, the re-elections under this Agenda Item 4.1. shall be for a three-year term of office as per the current Articles of Association.
4.1.1. Marcel Ospel
A. Motion
The Board of Directors proposes that Marcel Ospel be re-elected for an additional one-year term of office.
B. Explanations
The term of office of Marcel Ospel, Chairman of the Board of Directors, expires at the 2008 Annual General Meeting. He is prepared to stand for re-election.
     Marcel Ospel (1950) was elected to the Board of Directors at the Annual General Meeting in April 2001 and thereafter appointed as Chairman. Prior to this, he served as Group Chief Executive Officer of UBS AG since the merger of the Swiss Bank Corporation and Union Bank of Switzerland in 1998.
     A more detailed CV may be found in the “Corporate Governance and Compensation Report 2007” as well as on the internet at www.ubs.com/boards.

4.1.2. Peter Voser
A. Motion
The Board of Directors proposes that Peter Voser be re-elected for an additional one-year term of office.
B. Explanations
The term of office of Peter Voser expires at the 2008 Annual General Meeting. He is prepared to stand for re-election.
     Peter Voser (1958) was elected to the Board of Directors at the Annual General Meeting in April 2005. He has been a member of the Audit Committee since 2006. Peter Voser will take over as Chairman of the Audit Committee from Lawrence A. Weinbach. Peter Voser has been Chief Financial Officer of Royal Dutch Shell plc in London since 2004 and is also a board member of the Federal Auditor Oversight Authority.
     A more detailed CV may be found in the “Corporate Governance and Compensation Report 2007” as well as on the internet at www.ubs.com/boards.
4.1.3. Lawrence A. Weinbach
A. Motion
The Board of Directors proposes that Lawrence A. Weinbach be re-elected for an additional one-year term of office.
B. Explanations
The term of office of Lawrence A. Weinbach expires at the 2008 Annual General Meeting. He is prepared to stand for re-election.
     Lawrence A. Weinbach (1940) was elected to the Board of Directors at the Annual General Meeting in April 2001. As Chairman of the Audit Committee, Lawrence A. Weinbach expressed his desire to hand over the Chairmanship of this committee. He will be succeeded as Chairman by Peter Voser but will remain a member of the Audit Committee and continue to provide his valuable experience and expertise. Lawrence A. Weinbach is a partner of Yankee Hill Capital Management LLC, a private equity firm based in Southport, CT (USA).
     A more detailed CV may be found in the “Corporate Governance and Compensation Report 2007” as well as on the internet at www.ubs.com/boards.

Annual General Meeting of UBS AG | 23 April 2008
4.2. Election of a New Member of the Board of Directors
On the basis of the approval of Article 19 para. 1 of the Articles of Association as set forth in Agenda Item 3, the Board of Directors proposes that David Sidwell be elected for a one-year term. If the shareholders should reject the proposed modification of Article 19 para. 1 of the Articles of Association, the election under this Agenda Item 4.2. shall be for a three-year term of office as per the current Articles of Association.
4.2.1. Election of David Sidwell
A. Motion
The Board of Directors proposes that David Sidwell be elected as a non-executive member of the Board of Directors for a one-year term of office.
B. Explanations
David Sidwell (1953) retired as Chief Financial Officer and member of the management committee at Morgan Stanley at the end of 2007. In this role he led a finance function of 3,000 professionals and played a central role in Morgan Stanley’s efforts to improve its risk-taking and capital allocation through his performance evaluation of its businesses.
     David Sidwell joined Morgan Stanley in 2004 following a 20 year career with JP Morgan. After the merger of JP Morgan with Chase in 2000 and until he left in March 2004, he was Chief Financial Officer of the investment bank.
     He is a trustee of the International Accounting Standards Committee Foundation, a member of the Advisory Committee of the US Securities and Exchange Commission (SEC) and an independent director of the MSCI Barra Inc.
4.2.2. Potential Election of a New Board Member
The Board of Directors reserves the right to nominate additional persons for election as new members of the Board of Directors and will communicate such nominations, if any, prior to the Annual General Meeting.

4.3. Re-Election of the Auditors (Ernst & Young Ltd., Basel)
A. Motion
The Board of Directors proposes that Ernst & Young Ltd., Basel, be re-elected for a one-year term of office as Auditors for the financial statements of UBS AG and the consolidated financial statements of the UBS Group.
B. Explanations
Upon the recommendation of the Audit Committee, the Board of Directors proposes that Ernst & Young Ltd., Basel, be re-elected for a further one-year term of office as Auditors. Ernst & Young Ltd. have confirmed to the Audit Committee of the Board of Directors that they possess the level of independence required to take on this role and that their independence will not be affected by additional mandates performed for UBS AG. Any such additional mandates will require pre-approval by the Audit Committee. Ernst & Young Ltd. further confirm that they did not provide any services for UBS prohibited by the US Securities and Exchange Commission (SEC) for a company’s principal auditor in the period from 1 January until 31 December 2007.
     Ernst & Young Ltd. have been responsible for UBS AG audits since the merger in 1998. Further information concerning the independence of the auditors, the costs of the audit, and the lead auditors is available in the “Corporate Governance and Compensation Report 2007”.

Annual General Meeting of UBS AG | 23 April 2008
Item 5
Ordinary Capital Increase
Rights Offering
A. Motion
Profond proposed that UBS AG shall effect an ordinary capital increase with subscription rights allotted to existing shareholders (rights offering), resulting in proceeds in the amount of approximately CHF 10 billion. The Board of Directors agrees with Profond’s proposal. The Board of Directors believes, however, that such ordinary capital increase should result in proceeds in the amount of approximately CHF 15 billion of equity. Therefore, the Board of Directors proposes an ordinary capital increase with the following parameters:
1.	Increase of the share capital from currently CHF 207,354,734.40[1] by a maximum amount of CHF 125,000,000 to a maximum of CHF 332,354,734.40 through the issuance of a maximum of 1,250,000,000 fully paid registered shares with a par value of CHF 0.10 each at an issue price of CHF 0.10. The final number of shares to be issued will be determined by the Board of Directors shortly before the launch of the rights offering and will be set at a number that results in net proceeds to UBS AG of approximately CHF 15 billion. The Board of Directors is required to implement the capital increase in the total amount of the subscribed capital.

2.	The Board of Directors is authorized to determine the subscription price. The new shares to be issued shall be entitled to dividends as of the financial year 2008.

3.	The contributions for the new shares to be issued shall be effected in cash.

4.	The new shares shall have no preferential rights.

5.	The new shares to be issued are subject to the registration requirements set out in Article 5 of the Articles of Association.

6.	The subscription rights of the current shareholders shall be granted directly or indirectly. The Board of Directors shall be authorized to determine the particulars of the exercise of the subscription rights. Unexercised subscription rights or shares for which subscription rights have been granted but not exercised are to be sold at market conditions.

1	This number does not reflect the increase in share capital as a result of the stock dividend. It will, therefore, be increased by the number of shares to be issued in connection with the stock dividend.

B. Explanations
The Board of Directors proposes an ordinary capital increase sufficient to raise approximately CHF 15 billion to UBS AG. For this purpose and taking into consideration the current UBS share price, the market environment and customary terms for a rights offering, the Board of Directors should have the flexibility to issue up to 1,250,000,000 new shares, corresponding to a maximum of approximately 57% of the share capital of UBS AG (after issuance of new shares for the stock dividend). The proceeds from the rights offering will enable UBS AG to meet its internal capital ratio targets as well as its regulatory requirements as to its own funds and market expectations concerning its capitalization.
     For an explanation of the impact of the planned capital increase on the 9% mandatory convertible notes due 2010 (MCN), please refer to the explanatory note at the end of this invitation.

Annual General Meeting of UBS AG | 23 April 2008
Explanatory Note
Relating to a potential adjustment of the conversion price for the 9% mandatory convertible notes due 2010 (MCN)
The 9% mandatory convertible notes due 2010 (MCN) contain standard market provisions for the adjustment of the conversion price if a dilutive event occurs between issuance of the MCNs and their maturity. A capital increase would qualify as a dilutive event and thus would cause the following adjustments to the conversion price:
-	First, if the issue price of the new shares is below 95% of the market price, the conversion price would have to be adjusted for the value of the subscription rights granted to shareholders. As a result, both the minimum and the maximum conversion price would be adjusted downwards, which would result in a higher number of shares to be issued to the MCN holders upon conversion.

-	Second, any capital increase resulting in proceeds in excess of CHF 5 billion occurring before 10 December 2008 at an issue price per share below the minimum conversion price (currently CHF 51.48 per UBS share) would additionally trigger a reduction of the maximum conversion price. In no case will the reduced maximum conversion price fall below the then prevailing minimum conversion price. If new shares are issued at an offering price of below approximately CHF 44, the conversion price would be fixed at the level of the minimum conversion price, and the maximum conversion price would fall away. Thus, conversion of the MCNs would always occur based on the adjusted minimum conversion price, regardless of the share price prevailing at conversion of the MCNs.

Notice to U.S. Persons:
The issuer may file a registration statement (including a prospectus) with the SEC for any offering of securities pursuant to the capital increases described herein. Before you invest in any such securities, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and such offering. You may get these documents, once filed, for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling +41-44-236 6770 or, if you are calling from the United States of America, by calling toll-free +1-866-541-9689. Our investor relations department would be happy to address any questions you may have. You may reach them at +41-44-234 4100 or, if you are calling from the United States of America, at +1-212-882-5734.
This invitation is not an offering of any securities that may be described herein.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
www.ubs.com

Review 2007 07

Letter to shareholders

In this year’s annual report we present a Group net loss of CHF 4,384 million. This resulted almost completely from our exposure to the US residential real estate market through positions in mortgage-backed securities and related structured products. The losses on these positions overshadow the outstanding 2007 performance in the majority of our other businesses. This makes this year’s financial result even more difficult for us to accept.

This letter discusses what we consider to be the structural reasons for our losses and how we are addressing them. It also outlines our strategy and current position and the reasons we consider these to have so much potential.

UBS has historically paid close attention to the management of illiquid and long dated risk exposures. And we have fared well in these particular risk categories. Our positions in leveraged lending and commercial real estate are comparatively small and of good quality. At the same time, and in line with our traditional focus, we grew our trading activities in seemingly liquid and high quality securities. The availability of cheap, short-term funding from UBS’s strong capital position facilitated this growth, accelerating the expansion of our balance sheet and comparatively high tradable asset inventories. The creation of Dillon Read Capital Management (DRCM) led to an overweight exposure to the US mortgage market. After a range of largely proprietary driven trading activities were transferred into DRCM, the Investment Bank replaced them with client-driven origination, trading and structuring of mortgage-backed securities. However, this still involved taking principal risk. This decision was driven by an attempt to close revenue gaps with key competitors in certain areas of the fixed income business. In hindsight, these three structural issues were important factors in the very bad outcome we experienced in the context of the US real estate market crisis.

Our shareholders’ support for the measures to strengthen our capital base at the extraordinary general meeting on 27 February was important for the future of UBS. We would like to thank you and reassure you that we see this as just one step on the path to recovery.

How are we correcting our shortcomings? We closed DRCM in 2007 and re-integrated its businesses into the Investment Bank. Recently, we introduced a new funding framework for the Investment Bank to ensure that our trading activities are financed at market comparable levels and consistent with the nature and liquidity of the respective positions. This will reduce the potential incentive to hold disproportionately high trading inventories. Combined with commensurate balance sheet limits, it will also ensure better control over the size of our balance sheet. Finally, we have repositioned the activities of the Investment Bank so that its future will be built on our strengths and client franchises. In 2007, the areas in which we achieved outstanding results are those where we have developed strong and long-standing client relationships and excellent client service. They represent the majority of the Investment Bank’s business and are a solid basis on which to build sustainable and profitable growth.

Wealth and asset management delivered excellent results in 2007.
Global Wealth Management & Business Banking produced record results in both net new money inflow, at CHF 156 billion, and profitability. Our Global Asset Management business group fell short of a record result only because it absorbed costs related to the closure of DRCM. The outflows in institutional assets largely related to the weak past investment performance in some core and value equity capabilities. However, these problems have been addressed and new investment management teams are in place. We are therefore confident that we can reverse this trend in the medium term.

Outside Switzerland we have a focused business portfolio that concentrates on wealth management, asset management and investment banking. In our domestic Swiss market, we are the leading universal bank. UBS’s revenue mix, which has a much higher wealth and asset management component than our peers, is unique. With a repositioned and client-centric Investment Bank, we believe our business portfolio is uniquely placed to benefit from the continuing growth of wealth around the world and therefore deliver sustainable, profitable growth. For us, such growth lies in establishing a set of earnings streams based on true customer benefit, building a strong and growing client base and maintaining assets and capabilities that our competitors find hard to copy. All of our businesses – Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank are built to benefit from the same fundamental trend, the long-term creation of wealth. Growth of all our businesses, across all countries in which they operate, improves when they work together as a unified firm, as opposed to operating independently of one another.

Efficiency in managing our financial resources, capital and risk is a prerequisite for growth. By making continuous efficiency improvement a permanent task, we will strengthen the enforcement of cost management discipline on a firm-wide basis and therefore be able to direct investment spending towards areas where it most benefits our clients and investors. We remain committed to managing our capital in a disciplined fashion. We will strive, subject to regulatory requirements, to return to our usual pattern of redistributing capital not required to grow our business to shareholders, once our profitability and capital ratios return to more normalized levels.

Our Investment Bank now has new leadership. Jerker Johansson is a very experienced banker with an outstanding track record in the finance industry He will fulfill a crucial role in our mission to build UBS to the stage where we are the firm with the fastest client-driven growth. At Group level, our leadership has been further strengthened by the appointment of three UBS senior managers to the Group Executive Board, helping to improve the integration of the Investment Bank with other businesses: Robert Wolf, Chairman and Chief Executive Officer, UBS Group Americas and President and Chief Operating Officer, Investment Bank; Alexander Wilmot–Sitwell, Joint Global Head, Investment Banking Department, Investment Bank and Marten Hoekstra,

25 March 2008

Marcel Ospel
Chairman

Head of Wealth Management, Americas.

We are proud of our employees. We appreciate their achievements, loyalty and hard work, especially in these difficult times. The way in which they fulfill their responsibility towards our clients is the backbone of our business. As an employer, UBS therefore remains committed to investing in its employees. We are dedicated to creating a productive working environment based on fairness and meritocracy.

Outlook – As explained in our letter about the fourth quarter result for 2007, we expect 2008 to be another difficult year. We are focusing on the development of our client-driven businesses and the risk management of our remaining exposures to the US real estate market. Our employees and senior management are committed to managing the business in a disciplined fashion, while continuing to deliver outstanding services to clients. We believe this is the best way to earn your confidence.

Marcel Rohner
Chief Executive Officer

Strategy and development

UBS’s commitment

Client focus: UBS’s purpose is to serve clients and provide them with confidence in financial decision making. UBS strives to truly understand clients’ goals – the first priority is the success and interests of clients.

Growth through client-driven revenue streams: targeting sustainable and profitable growth by establishing a set of earnings streams based on true customer benefit.

Three businesses, one underlying trend – growth of wealth: based on sustained social and economic trends, all of UBS’s businesses – Global Wealth Management & Business Banking, Global Asset Management and the Investment Bank – are focused on areas with above-average growth rates.

“One firm” approach: the synergies between UBS’s businesses create additional sustainable earnings opportunities, on top of their individual growth rates. To UBS, the “one firm” approach means meeting client needs without expecting clients to worry about its internal organizational structures.

Challenges in 2007

Losses on sizeable trading positions in the US mortgage market led to UBS’s first ever negative Group result: the sudden collapse in the US mortgage securitization market impacted UBS worse than anticipated, overshadowing the strength of UBS’s client-driven businesses.

Lessons from these developments were drawn at all levels.

Measures taken

Closure of alternative investment business Dillon Read Capital Management in the first half of 2007.

Strategic realignment of the Investment Bank in early 2008 led to repositioning of the fixed income, currencies and commodities (FICC) business unit, in order to strengthen client-driven businesses and consolidate integration with wealth and asset management businesses.

Establishment of a workout group for mortgage-backed securities (MBS) and collateralized debt obligation portfolios, in order to improve risk management and reduce exposure.

Introduction of a new funding framework to improve balance sheet management discipline.

UBS’s business structure

Integrated client-service model

Projected growth in all of UBS’s key markets

Regional gross domestic product (GDP) growth forecasts

Financial performance

UBS results 2007

Losses on trading positions related to the US residential mortgage market totaled approximately CHF 21.3 billion.

Record net fee and commission income of CHF 30.6 billion, reflecting strong performance in wealth and asset management, investment banking and equity underwriting.

Operating expenses for financial businesses, at CHF 34.5 billion, were up 5% from 2006. Higher staff levels drove salary expenses and general and administrative expenses up.

Performance-based compensation declined, reflecting the losses on US mortgage related positions.

UBS performance indicators 2007

Return on equity was negative 10.2%, down from positive 26.4% in 2006.

Diluted earnings per share were negative CHF 2.49, compared with a positive CHF 5.57 in 2006.

Cost / income ratio for financial for businesses was 110.3% in 2007, up significantly from 69.7% in 2006.

Net new money at CHF 140.6 billion, down from a record in 2006 (CHF 151.7 billion). The decrease was mostly driven by full-year outflows in Global Asset Management. Record net new money inflows were seen in Swiss and international wealth management (up by CHF 27.5 billion from 2006).

UBS financial highlights

	As of or for the year ended		% change from
CHF million, except where indicated	31.12.07	31.12.06	31.12.06

UBS Group

Operating profit before tax (from continuing and discontinued operations)	(2,800)	15,523

Net profit attributable to UBS shareholders	(4,384)	12,257

Net profit attributable to minority interests	539	493	9

Financial businesses[1]

Operating income	31,032	47,171	(34)

Operating expenses	34,503	32,782	5

Net profit attributable to UBS shareholders from continuing operations	(5,235)	11,249

Personnel (full-time equivalents)	83,560	78,140	7

UBS balance sheet and capital management

Balance sheet key figures

Total assets	2,272,579	2,346,362	(3)

Equity attributable to UBS shareholders	35,585	49,686	(28)

Market capitalization	108,654	154,222	(30)

BIS capital ratios

Tier 1 (%)[2]	8.8	11.9

Total BIS (%)	12.0	14.7

Risk-weighted assets	372,298	341,892	9

Invested assets (CHF billion)	3,189	2,989	7

Long-term ratings

Fitch, London	AA	AA+

Moody’s, New York	Aaa	Aa2

Standard & Poor’s, New York	AA	AA+

UBS performance indicators

RoE (%)[3]

as reported	(9.4)	28.2

from continuing operations	(10.2)	26.4

Diluted earnings per share (CHF)

as reported	(2.28)	5.95

from continuing operations[4]	(2.49)	5.57

Cost/income ratio of the financial businesses (%)[5]	110.3	69.7

Net new money, financial businesses (CHF billion)[6]	140.6	151.7

1 Excludes results from Industrial Holdings.  2 Includes hybrid Tier 1 capital.  3 Net profit attributable to UBS shareholders/average equity attributable to UBS shareholders less distributions (where applicable).  4 Details of the earnings per share calculation can be found in Note 8 in Financial Statements 2007.   5 Operating expenses/operating income less credit loss expense or recovery.  6 Excludes interest and dividend income.

Global Wealth Management &
Business Banking

Business description

Global Wealth Management & Business Banking comprises the following business units, which are reported separately:

Wealth Management International & Switzerland provides a comprehensive range of products and services, individually tailored for wealthy and affluent clients around the world (except domestic US clients), via its extensive global branch network and financial through intermediaries. An open product platform gives clients access to a wide array of pre-screened, top-quality products from third-party providers that complement UBS’s own lines.

Wealth Management US offers sophisticated products and services specifically designed to address the needs of emerging affluent, affluent, high net worth and ultra-high net worth domestic US clients.

Business Banking Switzerland offers high-quality, standardized products to the retail market for individual and small company clients, as well as more complex products and advisory services for larger corporate and institutional financial clients and institutions in Switzerland.

Performance in 2007

Wealth Management International & Switzerland:

Record net new money intake of CHF 125.1 billion (CHF 97.6 billion in 2006) led to an all-time high in invested assets of CHF 1,294 billion (up 14% from 2006).

Record pre-tax profit of CHF 6,306 million (up 21% compared with 2006).

Cost / income ratio improved for the fifth consecutive year to 50.9%.

Wealth Management US:

23% year-on-year increase in performance before tax to CHF 718 million despite weakening of the US dollar. Record recurring income and lower general and administrative expenses.

Strong net new money intake of CHF 26.6 billion (CHF 15.7 billion in 2006). Invested assets increased to CHF 840 billion reflecting rising markets, net new money intake and the first-time inclusion of McDonald Investments.

Business Banking Switzerland:

Record performance before tax of CHF 2,460 million (CHF 2,356 million in 2006), mainly due to income growth.

Continued high level of efficiency with cost / income ratio of 57.3%.

Business group / business unit reporting

	Wealth Management						Global Wealth
CHF million, except	International &		Wealth Management		Business Banking		Management &
where indicated	Switzerland		US		Switzerland		Business Banking

As of or for the year ended	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06	31.12.07	31.12.06

Total operating income	12,866	10,798	6,659	5,863	5,489	5,270	25,014	21,931

Total operating expenses	6,560	5,595	5,941	5,281	3,029	2,914	15,530	13,790

Business group/business unit performance before tax	6,306	5,203	718	582	2,460	2,356	9,484	8,141

Additional information

Net new money (CHF billion)[1]	125.1	97.6	26.6	15.7	4.6	1.2	156.3	114.5

Invested assets (CHF billion)	1,294	1,138	840	824	164	161	2,298	2,123

Personnel (full-time equivalents)	15,811	13,564	19,347	18,557	15,932	15,913	51,090	48,034

1 Excludes interest and dividend income.

Global Asset Management

Business description

Two principal client segments:

Institutional: corporate and public pension plans; endowments, municipalities, charities and private foundations; insurance companies; governments and their central banks; and supranationals

Wholesale intermediary: financial intermediaries including Global Wealth Management & Business Banking and third-parties.

Broad range of investment capabilities and services:

Traditional, alternative, real estate and infrastructure investment solutions.

Over 500 investment funds, exchange-traded funds and others, plus service platform for hedge funds and other investment funds.

Performance in 2007

Pre-tax profit of CHF 1,315 million, down 6% from a year earlier. The decrease reflects closure costs of CHF 384 million from Dillon Read Capital Management. This charge offset the positive impact of increased performance and management fees in all business areas, coupled with the inclusion of acquisitions in Brazil and Korea.

Total net new money outflow of almost CHF 16 billion primarily in equity mandates in the institutional business, while the wholesale business had small net new money inflows.

Past weak investment performance in some capabilities, notably core / value equities and fixed income, are at the root of this development. Over the last year, UBS has taken steps to address these issues by reorganizing its equities business. In addition, UBS has made changes to the management in these areas, focused on recruiting high performing candidates and added new investment capabilities.

Business group reporting

	As of or for the year ended
CHF million, except where indicated	31.12.07		31.12.06

Institutional fees	2,370		1,803

Wholesale intermediary fees	1,724		1,417

Total operating income	4,094		3,220

Total operating expenses	2,779	[1]	1,828

Business group performance before tax	1,315		1,392

Additional information

Invested assets (CHF billion)	891		866

Net new money (CHF billion)[2]	(15.7)		37.2

Personnel (full-time equivalents)	3,625		3,436

1 Includes CHF 384 million related to the closure of Dillon Read Capital Management.  2 Excludes interest and dividend income.

Key focus areas

Total operating income CHF million
Invested assets by client type in %, except where indicated

Investment Bank

Business description

The Investment Bank comprises the following business units:

The equities business unit distributes, trades, finances and clears cash equity and equity-linked products. It also structures, originates and distributes new equity and equity-linked issues and provides research on companies, industry sectors, geographical markets and macro-economic trends.

The fixed income, currencies and commodities (FICC) business unit services corporate, institutional and public sector clients in all major markets globally. Major business areas include: credit, rates, foreign exchange and money markets, structured products, commodities, debt capital markets and emerging markets.

The investment banking department provides services to corporate clients, financial sponsors and hedge funds. Its advisory group assists on transactions and advises on strategic reviews and corporate restructuring solutions. Its capital markets and leveraged finance teams arrange the execution of primary and secondary equity, as well as debt issues worldwide.

Performance in 2007

Pre-tax loss of CHF 15,525 million (profit of CHF 5,943 million in 2006), due to losses in FICC on sizeable positions related to the US mortgage market.

Performance in other areas was strong:

Record equities revenues, up 13% from 2006. Retained market leadership in secondary equities trading.

Record investment banking revenues, up 39% from 2006, with market share gains exceeding growth of the global fee pool.

Recent developments

Repositioning of FICC to:

–	strengthen client-facing businesses;
–	improve cooperation with other parts of UBS;
–	strengthen risk discipline; and
–	create a workout group for mortgage-backed securities and collateralized debt obligation portfolios, including the positions that caused the 2007 losses.

Business group reporting

	As of or for the year ended
CHF million, except where indicated	31.12.07	31.12.06

Equities	10,603	9,397

Fixed income, currencies and commodities	(15,681)	9,056

Investment banking	4,540	3,273

Adjusted expected credit loss	(19)	61

Total operating income	(557)	21,787

Total operating expenses	14,968	15,844

Business group performance before tax	(15,525)	5,943

Personnel (full-time equivalents)	21,932	21,899

Corporate governance

Key features

Strict dual board structure:

The Board of Directors (BoD) is the most senior body in the firm, with ultimate responsibility for its mid- and long-term strategic direction and supervision of executive management. The majority of its members are independent.

The Group Executive Board (GEB) has business management responsibility for UBS. Its members account to the BoD for the firm’s results.

Separation of powers is achieved by limiting membership to one board and assigning the functions of Chairman of the BoD and Group Chief Executive Officer to different people.

Shareholder participation rights:

No restrictions on share ownership and voting rights.

Shareholders (individually or jointly) representing shares with an aggregate par value of CHF 62,500 can submit proposals for the agendas of shareholders’ meetings.

Recent developments

Extraordinary general meeting on 27 February 2008 approved capital strengthening program:

Creation of conditional capital to issue CHF 13 billion of mandatory convertible financial notes to investors.

Creation of authorized capital of maximum CHF 10.4 million to replace cash dividend with stock dividend.

Compensation in 2007

67% decrease in total senior executive compensation. This reflects the losses occurred on specific trading positions in 2007, which led to an overall net loss for the Group as a whole, but also the strong performance in UBS’s client-driven businesses.

No stock options were awarded to senior executives for the 2007 performance year.

No incentive award was granted to executive members of the BoD as their incentive award is dependent on overall Group financial performance.

Board of Directors

				Year of initial	Current term of
Name	Address	Function(s) in UBS	Nationality	appointment	office runs until

Marcel Ospel	UBS AG Bahnhof strasse 45 CH-8098 Zurich	Chairman	Swiss	2001	2008[1]

Stephan Haeringer	UBS AG Bahnhofstrasse 45 CH-8098 Zurich	Executive Vice Chairman / Chairman of the Corporate Responsibility Committee	Swiss	2004	2010

Ernesto Bertarelli	Bemido SA 2, chemin des Mines CH-1211 Geneva 20	Member of the Nominating Committee	Swiss	2002	2009

Gabrielle Kaufmann-Kohler	Levy Kaufmann-Kohler 3-5, rue du Conseil-General CH-1205 Geneva	Member of the Nominating Committee/member of the Corporate Responsibility Committee	Swiss	2006	2009

Sergio Marchionne	Fiat S.p.A Via Nizza 250 I-10126 Torino	Member of the Compensation Committee	Canadian and Italian	2007	2010

Rolf A. Meyer	Heiniweidstrasse 18 CH-8806 Bach	Chairman of the Compensation Committee/member of the Audit Committee	Swiss	1998	2009

Helmut Panke	BMW AG Petuelring 130 D-80788 Munich	Chairman of the Nominating Committee	German	2004	2010

Peter Spuhler	Stadler Bussnang AG Bahnhofplatz CH-9565 Bussnang	Member of the Compensation Committee	Swiss	2004	2010

Peter Voser	Royal Dutch Shell plc 2501 AN NL-The Hague	Member of the Audit Committee	Swiss	2005	2008[1]

Lawrence A. Weinbach	Yankee Hill Capital Management 300 East 42nd Street USA-New York, NY 10017	Chairman of the Audit Committee	American (US)	2001	2008[1]

Jorg Wolle	DKSH Holding AG Wiesenstrasse 8 CH-8034 Zurich	Member of the Nominating Committee	German	2006	2009

1 Proposed for re-election at the 2008 annual general

               Group Executive Board

Marcel Rohner Group Chief Executive Officer (Group CEO) and Chairman & CEO Investment Bank John A. Fraser Chairman and CEO, Global Asset Management Walter H. Stuerzinger Chief Operating Officer, Corporate Center Marco Suter Group Chief Financial Officer

Peter Kurer Group General Counsel Joe Scoby Group Chief Risk Officer Rory Tapner Chairman and CEO, Asia Pacific Raoul Weil Chairman and CEO Global Wealth Management & Business Banking

Corporate responsibility

UBS’s commitment

Active advancement of corporate responsibility:
–	participation in the UN Global Compact Initiative since its inception;
–	founding member of the Carbon Disclosure Project; and
–	founding financial partner of the Energy Efficiency Building Retrofit Program (a project of the Clinton Climate Initiative).

Prevention of financial crime: a founding member of the Wolfsberg Group, UBS maintains an effective risk-based approach to anti-money laundering.

Established environmental management: ISO 14001 certified for its environmental management system since 1999, UBS set a Group-wide CO2 emission reduction target in 2006, of a 40% reduction of 2004 levels by 2012.

Respect of human rights: UBS adopted its own statement on human rights in 2006 – a clear indication that the firm recognizes the significance of promoting and respecting human rights in its sphere of influence.

Assisting local communities: the firm has established partnerships in the communities where it does business, focusing on the key themes of “Empowerment through education” and “Building a stronger community”.

Milestones 2007

Socially responsible investments (SRI): SRI invested assets increased by 116% (to CHF 38.9 billion) in 2007. UBS launched new SRI products in Japan and Taiwan and launched strategy certificates for climate change, water and demographics.

Climate change: UBS reduced its own CO2 emissions by 22% from 2004, provided financial and advisory services to companies in renewable energy sectors, published major research reports on the impacts of climate change on companies and sectors and launched the UBS Global Warming Index and the UBS Greenhouse Index.

Wolfsberg Group’s statement against corruption: UBS actively participated in the drafting and release of this statement, which clarifies the link between financial institutions and international corruption fighting efforts and outlines ways financial institutions can prevent both corruption and the misuse of their operations in relation to corruption.

More than CHF 46 million contributed to charitable causes around the globe: nearly 8,000 employees spent over 80,000 hours in volunteering services.

Operational corporate responsibility

Five principles of UBS’s environmental policy

How to find out more

Sources of information

Annual Report 2007 (all four reports are available in English and German, SAP no. 80531):
–	Strategy, Performance and Responsibility 2007;
–	Risk, Treasury and Capital Management 2007;
–	Corporate Governance and Compensation Report 2007 (SAP no. 82307); and
–	Financial Statements 2007.

These reports contain information that is current as of the date of these reports. We undertake no obligation to update this information or notify you if it should change or if new information should become available.

Quarterly reports: we provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

How to order reports: these reports are available in PDF format on the internet at www.ubs.com/investors/topics in the reporting section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Websites: our Analysts & Investors website at www.ubs.com/investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences.

Contacts

Switchboards		Shareholder Services
Zurich	+41-44-234 1111	Hotline +41-44-235 6202
London	+44-20-7568 0000
New York	+1-212-821 3000	UBS AG
Hong Kong	+852-2971 8888	Shareholder Services
P.O. Box
Investor Relations		CH-8098 Zurich, Switzerland
Hotline		sh-shareholder-services@ubs.com
Zurich	+41-44-234 4100
New York	+1-212-882 5734
sh-investorrelations@ubs.com		US Transfer Agent
Calls from the US +866-541 9689
Media Relations		Calls outside the US +1-201-680 6578
Zurich	+41-44-234 8500
London	+44-20-7567 4714	BNY Mellon Shareowner Services
New York	+1-212-882 5857	480 Washington Boulevard
Hong Kong	+852-2971 8200	Jersey City, NJ 07310, USA
mediarelations@ubs.com		sh-relations@melloninvestor.com

Cautionary statement regarding forward-looking statements | This report contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis, other risks specific to our business and the implementation of strategic initiatives, as well as other statements relating to our future business development and economic performance and our intentions with respect to future returns of capital. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) the extent and nature of future developments in the US sub-prime market and in other market segments that have been affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis; (3) the impact of these developments on other markets and asset classes; (4) changes in internal risk control and in the regulatory capital treatment of UBS’s positions, in particular those affected by the current market crisis; (5) limitations in the effectiveness of our internal risk management processes, of our risk measurement, control and modeling systems, and of financial models generally; (6) developments relating to UBS’s access to capital and funding, including any changes in our credit ratings; (7) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of our Business Groups; (9) the occurrence of operational failures, such as fraud, unauthorized trading, systems failures; (10) legislative, governmental and regulatory developments; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on our short-term and longer-term earnings, on the cost and availability of funding and on our BIS capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher/Copyright: UBS AG, Switzerland | Languages: English, German, French, Italian | SAP-No. 80530E-0801

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O'Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: April 9, 2008